貝克・麥堅時律師事務所


06019390

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大厦14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


RECEIVED
DEC 14 2006
186

Our ref: 32002208-000003

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Washington, DC

December 12, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 27, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,



Joyce Yip

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL



Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

**Annex 1**

**A List of Documents Made Public**
**in connection with the Listing since our last submission on November 27, 2006:**

1. Announcement of Connected Transaction in relation to the Sale and Purchase Agreement, released on December 12, 2006, in English and in Chinese.



CHINA SHIPPING 12g3-2(b)
File No. 82-34857

# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 1138)**

## CONNECTED TRANSACTION

On 11 December 2006, CS Development Hong Kong, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with China Shipping Haisheng HK, pursuant to which CS Development Hong Kong has agreed to sell the Tankers to China Shipping Haisheng HK at a total consideration of RMB240,800,000 (approximately HK$240,800,000).

The consideration has been determined by reference to the assets valuation report on the Tankers dated 21 September 2006 issued by an independent and qualified PRC valuer, China Tong Cheng Assets Appraisal Co., Ltd.. As set out in the report, as at 31 August 2006, each of the Tankers has been valued at HK$58,407,523, with an aggregate of HK$233,631,092. As at 31 August 2006, the net carrying values of the Tankers were HK$47,805,420.27, HK$48,775,089.18, HK$50,216,872.66 and HK$49,881,307.46 respectively, with a total of HK$196,678,689.57.

The Tankers were built by Dae Dong Ship Building Co. Ltd. Pusan, Korea, an independent third party, and have been duly put into service since 1995. Pursuant to the relevant international convention which will come into effect in 2007, the Tankers can no longer continue to ship vegetable oil. Meanwhile, given their excessively small tonnages, the Tankers are not suitable for international oil product transportation. Accordingly, CS Development Hong Kong intends to sell the Tankers as second-hand vessels.

Under the Listing Rules, CSC has become the controlling shareholder of the Company by virtue of holding approximately 47.46% of the issued share capital of the Company. China Shipping Haisheng HK is a wholly-owned subsidiary of China Shipping Haisheng, a company listed on the Shanghai Stock Exchange, and CSC holds approximately 27.49% of the issued share capital of China Shipping Haisheng. Therefore, China Shipping Haisheng HK is a connected person (as defined in the Listing Rules) of the Company. Given the above reason, the Transaction constitutes a connected transaction of the Company for the purpose of the Listing Rules. As each of the applicable percentage ratios relating to the Transaction exceeds 0.1% but is less than 2.5%, the Transaction shall only be subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules but is not subject to approval by the Independent Shareholders.

The terms and conditions of the Transaction have been determined through arms length negotiations and the Transaction has been conducted in the ordinary and usual course of business of the Company. The Board (including the Independent Directors) are of the opinion that the Transaction has been entered into under normal commercial terms, the terms of the Transaction are fair and reasonable, and are in the interests of the Company and its shareholders as a whole.

Details of the Sale and Purchase Agreement are set out below, and will be disclosed in the next annual report of the Company in accordance with the relevant requirements of the Listing Rules.

### 1. The Sale and Purchase Agreement entered into on 11 December 2006

**1.1 The Parties**

Seller: CS Development Hong Kong

Buyer: China Shipping Haisheng HK

**1.2 The Tankers**

The Tankers were built by an independent third party dockyard in Korea, and have been duly put into service since 1995, with tonnages of 8,984 DWT, 9,008 DWT, 8,999 DWT and 9,002 DWT respectively.

**1.3 Sale of the Tankers**

Pursuant to the Sale and Purchase Agreement, CS Development Hong Kong has agreed to sell the Tankers as second-hand vessels, while China Shipping Haisheng HK has agreed to purchase the Tankers.

**1.4 Consideration**

RMB240,800,000 (approximately HK$240,800,000), which has been determined by reference to the appraised values of the Tankers as at 31 August 2006 by an independent and qualified PRC valuer, China Tong Cheng Assets Appraisal Co., Ltd. The valuation was made on the basis of, among others, the relevant PRC regulations, industry information, information relating to the Tankers (including design specifications, list of facilities and equipment, technical specifications, explanations by the Tankers' operators as to the technical status and usage conditions of the Tankers, inspection reports, repair and facility upgrade records, onsite inspection records, and operational history) and market value of second hand vessels.

The Directors are of the opinion that the relevant consideration has been determined after arms length negotiation, and is fair and reasonable so far as the Company and its shareholders are concerned.

**1.5 Payment terms**

The consideration shall be payable by two installments: the first installment RMB12,040,000 (approximately HK$12,040,000) (being 5% of the total consideration) shall be payable within five business days after the Effective Date, while the second installment RMB228,760,000 (approximately HK$228,760,000) (being 95% of the total consideration), together with the accrued interests from the date of delivery of the Tankers up to the payment date based on the prevailing lending rates of commercial banks in the PRC, shall be payable on or before 30 March 2007.

**1.6 Conditions Precedent**

The Sale and Purchase Agreement in respect of the Tankers shall be conditional upon approval granted by independent shareholders of China Shipping Haisheng at the extraordinary general meeting.

**1.7 Financial Information relating to the Tankers**

As at 31 August 2006, the Tankers had a net carrying amount of HK$196,678,689.57. The net profit from the sale of the Tankers (i.e. the difference between the consideration of the sale and the net carrying amount of the Tankers) is expected to be HK$44,121,3[illegible]0.43. It is intended that the net proceeds from the sale of the Tankers will be used as working capital.

For the two financial years ended 31 December 2005, the attributable net profit before tax and extraordinary items of the Tankers were RMB11,816,242.09 and RMB21,269,318.11 respectively while the attributable net profit after tax and extraordinary items of the Tankers were RMB8,587,171.86 and RMB17,498,705.62 respectively.

The financial information in relation to the Tankers above were prepared based on the PRC generally accepted accounting principles.

**1.8 Delivery**

The Tankers will be delivered to China Shipping Haisheng HK at the pier of the Lifeng Dockyard of China Shipping Industry (中海工業) in China on or before 30 March 2007.

**1.9 Other Important Terms**

The costs and risks in respect of the Tankers incurred before the delivery of the Tankers by CS Development Hong Kong will be borne by CS Development Hong Kong. The costs and risks in respect of the Tankers immediately following the delivery will be borne by China Shipping Haisheng HK.

The Sale and Purchase Agreement shall be subject to general force majeure provisions. In the event that CS Development Hong Kong fails to perform the Sale and Purchase Agreement due to force majeure events such as earthquake, fire, tsunami and war and China Shipping Haisheng HK chooses to terminate the Sale and Purchase Agreement, CS Development Hong Kong shall refund the deposit to China Shipping Haisheng HK within 7 banking days without interest.

In the event that China Shipping Haisheng HK fails to pay the deposit of RMB12,040,000 or fails to pay the balance of RMB228,760,000 in accordance with the Sale and Purchase Agreement, CS Development Hong Kong shall have the right to terminate the Sale and Purchase Agreement and make claims in respect of any subsequent losses and interests.

If there is any dispute between CS Development Hong Kong and China Shipping Haisheng HK which cannot be settled after reasonable negotiations, this shall be referred to China Maritime Arbitration Commission (a committee established pursuant to the resolution of the State Council of the PRC) for arbitration in Shanghai, China.

### 2. Reasons and Benefits for Entering Into the Sale and Purchase Agreement

Pursuant to the relevant international convention which will come into effect in 2007, the Tankers can no longer ship vegetable oil. Meanwhile, given their excessively small tonnages, the Tankers are not suitable for international oil product transportation. Accordingly, CS Development Hong Kong intends to sell the Tankers as second-hand vessels. The Board believes that such sale will generate more working capital for CS Development Hong Kong. The Board currently does not have any plans as regards the specific use of the working capital. The Directors do not expect there will be any adverse impact to the Group after the Transaction.

### 3. General

The operations of CS Development Hong Kong mainly comprise shipping, vessel leasing, investment, trading and agency. The operations of China Shipping Haisheng HK mainly comprise shipping, investment, trading and agency.

### 4. Requirements of the Listing Rules

Under the Listing Rules, CSC has become the controlling shareholder of the Company by virtue of holding approximately 47.46% of the issued share capital in the Company. China Shipping Haisheng HK is a wholly-owned subsidiary of China Shipping Haisheng and CSC holds approximately 27.49% of the issued share capital of China Shipping Haisheng. Therefore, China Shipping Haisheng HK is a connected person (as defined in the Listing Rules) of the Company. Given the above reason, the Transaction constitutes a connected transaction of the Company for the purpose of the Listing Rules.

As each of the applicable percentage ratios in respect of the Transaction exceeds 0.1% but is less than 2.5%, the Transaction is subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules but is not subject to Independent Shareholders' approval. The Group does not have any prior transaction with China Shipping Haisheng in the past 12 months.

Details of the Sale and Purchase Agreement will be disclosed in the next annual report of the Company in accordance with the relevant requirements of the Listing Rules.

The terms and conditions of the Transaction have been determined through arms length negotiations and the Transaction has been conducted in the ordinary and usual course of business of the Company. The Board (including Independent Directors) are of the opinion that the Transaction has been entered into under normal commercial terms, the terms of the Transaction are fair and reasonable, and are in the interests of the Company and its shareholders as a whole.

### DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "Board" | board of Directors; |
| "China Shipping Haisheng HK" | China Shipping Haisheng Hong Kong Co., Ltd., a wholly-owned subsidiary of China Shipping Haisheng; |
| "CS Development Hong Kong" | China Shipping Development (Hong Kong) Marine Company Limited, a wholly-owned subsidiary of the Company; |
| "China Shipping Haisheng" | China Shipping Haisheng Co., Ltd., a company listed on the Shanghai Stock Exchange; |
| "Company" | China Shipping Development Company Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability; |
| "CSC" | China Shipping (Group) Company (中國海運(集團)總公司); |
| "Directors" | directors of the Company; |
| "Effective Date" | the effective date of the Sale and Purchase Agreement; |
| "Independent Directors" | independent non-executive Directors; |
| "Independent Shareholders" | shareholders of the Company excluding CSC and its associates (as defined under the Listing Rules); |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange; |
| "PRC" | The People's Republic of China; |
| "RMB" | Renminbi, the lawful currency of the PRC; |
| "Sale and Purchase Agreement" | the sale and purchase agreement dated 11 December 2006 entered into between CS Development Hong Kong and China Shipping Haisheng HK in relation to the sale and purchase of the Tankers; |
| "Tankers" | four 9,000-tonne oil tankers, namely "Jianshe 33", "Jianshe 34", "Jianshe 35 and "Jianshe 36"; and |
| "Transaction" | the transaction contemplated under the Sale and Purchase Agreement. |

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the PRC
11 December 2006

*Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00 = RMB1.00.*

*As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

A50

香港經濟日報 12 DEC 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857



# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

（於中華人民共和國註冊成立的股份有限公司）
（股份代號：1138）

## 關連交易

本公司全資附屬公司中海發展香港於2006年12月11日與中海海盛香港訂立買賣協議。據此，中海發展香港同意出售該等油輪給中海海盛香港，總代價為人民幣240,800,000元（約240,800,000港元）。

該代價乃參考一獨立及合資格中國估值師中通誠資產評估有限公司於2006年9月21日發出的有關該等油輪的資產評估報告而釐定，該報告呈列，於2006年8月31日，各油輪評估值均為港幣58,407,523元，合計港幣233,630,092元。截至2006年8月31日，該等油輪的帳面淨值分別為港幣47,805,420.27元、港幣48,775,089.18元、港幣50,216,872.66元及港幣49,881,307.46元，合計港幣196,678,689.57元。

該等油輪均由獨立第三方韓國釜山大東船廠建造，且均於1995年正式投入服務。根據將於2007年生效的有關國際公約的規定，該等油輪已不能繼續運輸植物油；同時，由於該等油輪噸位過小，不適合國際油品運輸。為此，中海發展香港擬將該等油輪作為二手船出售。

按照上市規則，中海集團因持有本公司已發行股本約47.46%，而成為本公司的控股股東。中海海盛香港是中海海盛（一家於上海證券交易所上市之公司）之全資附屬公司，而中海集團持有中海海盛已發行股本約27.49%，因此，中海海盛香港是本公司的關連人士（定義見上市規則）。基於上述原因，就上市規則而言，交易事項構成本公司的關連交易。由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，故此交易事項僅須遵守上市規則第14A.45至14A.47條的申報及公布規定，但毋須取得獨立股東批准。

交易事項的條款及條件乃經公平磋商釐定，並在本公司日常及一般業務範圍進行。董事會（包括獨立董事）認為交易事項的條款乃按一般商業條款訂立，且屬公平合理，並符合本公司及股東的整體利益。

買賣協議的詳情載於下文，且將根據上市規則的相關規定，在本公司2006年年報內披露。

### 1 於2006年12月11日訂立的買賣協議

#### 1.1 訂約雙方

賣方：中海發展香港

買方：中海海盛香港

#### 1.2 該等油輪

該等油輪均由一間韓國獨立第三方船廠建造，且全部於1995正式投入服務，其噸位分別為8,984載重噸、9,002載重噸、8,999載重噸、9002載重噸。

#### 1.3 出售該等油輪

根據買賣協議，中海發展香港同意以二手船方式出售該等油輪，而中海海盛香港同意購買該等油輪。

#### 1.4 代價

人民幣240,800,000元（約240,800,000港元），乃經參考由獨立及合資格之中國獨立估值師中通誠資產評估有限公司給該等油輪於二零零六年八月三十一日之評估價值釐定。有關估值乃按中國相關規例、行業資料、有關該等油輪的資料（包括設計規格、設施及設備名項、技術規格、油輪駕駛員有關該等油輪技術狀況及使用情況的闡述、檢查報告、維修及設備更新改造記錄、實地檢查記錄及航行歷史）及二手船市值而作出。

董事認為，有關代價乃經公平磋商後釐定，對本公司及股東而言屬公平合理。

#### 1.5 付款條款

代價須分兩期支付：首期人民幣12,040,000元（約港幣12,040,000元），即總代價之5%，於生效日期後五個營業日內到期支付，而第二期為人民幣228,760,000元（港幣228,760,000元），即總代價之95%，連同按中國之商業銀行現行借貸利率計算由交付該等油輪當日起至付款日期之應計利息，將於2007年3月30日或之前支付。

#### 1.6 先決條件

該等油輪買賣協議須獲中海海盛獨立股東在臨時股東大會上之批准方告生效。

#### 1.7 與該等油輪有關之財務資料

於2006年8月31日，該等油輪帳面淨值為港幣196,678,689.57元，預期出售該等油輪所得純利（即是項出售的代價與該等油輪的帳面淨值的差額）為港幣44,121,310.43元。本公司擬將出售該油輪的所得款項淨額作為營運資金用途。

截至2005年12月31日止兩個財政年度，該等油輪除稅前及未計非經常項目的應佔純利分別為人民幣11,816,242.09元及人民幣21,269,318.11元，而該等油輪除稅後及經計及非經常項目的應佔純利則分別為人民幣8,587,171.86元及人民幣17,498,705.62元。

上文所述有關該等油輪的財務資料乃按中國普遍採納的會計原則編製。

#### 1.8 交付

該等油輪將於2007年3月30日或之前在中國的中海工業立豐船廠碼頭交予中海海盛香港。

#### 1.9 其他重要條款

在中海發展香港交付該等油輪前產生的所有有關該等油輪的費用及風險由中海發展香港負責，而緊隨交付後的所有有關該等油輪的費用及風險則由中海海盛香港負責。

買賣協議須受一般不可抗力條文規限。倘若發生不可抗力事件，例如地震、火災、海嘯及戰爭，以致中海發展香港未能履行買賣協議且中海海盛香港選擇終止買賣協議，則中海發展香港應在七個銀行營業日內不計利息將訂金退還中海海盛香港。

倘中海海盛香港未能支付訂金人民幣12,040,000元，或未能按照買賣協議支付餘款人民幣228,760,000元，則中海發展香港有權終止買賣協議及對任何其後的損失及利息索償。

如中海發展香港與中海海盛香港就買賣協議發生任何糾紛及經合理協商解決不成，則應交由中國海事仲裁委員會（根據中國國務院的決議成立的一個委員會）在中國上海進行仲裁。

### 2. 訂立買賣協議的原因及利益

根據將於2007年生效的有關國際公約的規定，該等油輪已不能繼續運輸植物油；同時，由於該等油輪噸位過小，不適合國際油品運輸。為此，中海發展香港擬將該等油輪作為二手船出售。董事會相信，出售該等油輪可為中海發展香港提供更多營運資金。董事會現時對該等營運資金並無任何特定用途。董事並不預期交易事項將會對本集團有任何不利影響。

### 3. 一般事項

中海發展香港的業務主要涉及航運、船舶租賃、投資、貿易、代理。中海海盛香港的業務主要涉及航運、投資、貿易、代理。

### 4. 上市規則的規定

按照上市規則，中海集團因持有本公司已發行股本約47.46%，而成為本公司的控股股東。中海海盛香港是中海海盛的全資附屬公司，而中海集團持有中海海盛已發行股本約27.49%，因此，中海海盛香港是本公司的關連人士（定義見上市規則）。基於上述原因，就上市規則而言，交易事項構成本公司的關連交易。

由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，故此交易事項僅須遵守上市規則第14A.45至14A.47條的申報及公佈規定，但毋須取得獨立股東批准，本集團於過去12個月並無與中海海盛進行任何交易。

買賣協議的詳情將根據上市規則的相關規定，在本公司2006年年度的年報內披露。

交易事項的條款及條件乃經公平磋商釐定，並在本公司的日常及一般業務範圍內進行。董事會（包括獨立董事）認為交易事項條款乃按一般商業條款訂立，且屬公平合理，並符合本公司及股東的整體利益。

### 釋義

除文義另有指明外，本公布所用詞語具有以下涵義：

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會； |
| 「中海海盛香港」 | 指 | 中海海盛香港船務有限公司，中海海盛的全資附屬公司； |
| 「中海發展香港」 | 指 | 中海發展（香港）航運有限公司，本公司的全資附屬公司； |
| 「中海海盛」 | 指 | 中海（海南）海盛船務股份有限公司，一家於上海證券交易所上市的公司； |
| 「本公司」 | 指 | 中海發展股份有限公司，一家在中華人民共和國註冊成立的股份有限公司； |
| 「中海集團」 | 指 | 中國海運（集團）總公司； |
| 「董事」 | 指 | 本公司董事； |
| 「生效日期」 | 指 | 買賣協議的生效日期； |
| 「獨立董事」 | 指 | 獨立非執行董事； |
| 「獨立股東」 | 指 | 本公司股東，不包括中海集團及其聯繫人（定義見上市規則）； |
| 「上市規則」 | 指 | 聯交所證券上市規則； |
| 「中國」 | 指 | 中華人民共和國； |
| 「人民幣」 | 指 | 中國法定貨幣人民幣； |
| 「買賣協議」 | 指 | 中海發展香港與中海海盛香港於2006年12月11日就買賣該等油輪而訂立的買賣協議； |
| 「該等油輪」 | 指 | 四艘九千噸級成品油輪「建設33」、「建設34」、「建設35」及「建設36」；及 |
| 「交易事項」 | 指 | 根據買賣協議擬進行的交易。 |

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
2006年12月11日

附註：除另有說明外，港元兌人民幣是按1.00港元兌人民幣1.00元的匯率換算。於本公佈日期，本公司的董事會由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生及王國和先生，非執行董事林建德先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周忠惠先生組成。